Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: January 7, 2016

Q&A With Allergan President and CEO Brent Saunders

Stephen Daily

January 2016

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During the American Academy of Ophthalmology Annual Meeting in November, Allergan President and CEO Brent Saunders spoke with BMC about a variety of topics, including Allergan’s growing eye care portfolio, drug pricing, his philosophy on research and development (R&D), and his personal and professional goals. One large topic remained off-limits, however: the pending blockbuster merger with Pfizer. Just a week after that interview, Pfizer and Allergan officially announced that they had entered into a definitive merger agreement to combine in a stock transaction valued at about $160 billion. The takeover, which is expected to close in the second half of 2016, would be the biggest deal ever in the health sector. It was announced that Mr. Saunders would serve as the president and chief operating officer of the combined company.

In a subsequent exclusive interview with BMC, Mr. Saunders spoke about the deal and specifically what it potentially means for the future of Allergan’s eye care business and operations.

BMC: Following the announcement of the merger, you said that Pfizer will expand the reach of Allergan’s established portfolio by using its existing commercial capabilities, infrastructure, and vast global footprint. How do you believe Pfizer will help the existing high-growth therapeutic areas that Allergan is currently in? How does the combination increase the ability to develop drugs and get them onto the market?

Mr. Saunders: The way I think about it is [that] one of our most important goals is to get our medicines and therapies to patients around the world. Today, we do that in roughly 60 markets around the world. Pfizer does it in roughly 160 markets around the world. So, this transaction will enable us to significantly expand our international presence and very quickly begin to bring medicines to people in 100 countries in the world that we don’t currently sell our products in.

That has enormous opportunity for physicians and patients around the world to get the access, not only to our current portfolio, but also to the drugs that are coming in our pipeline. Ultimately, I think that’s a real win for physicians, eye care professionals, and patients.

BMC: At a Forbes summit in December, you said one of the benefits of the merger, in addition to Pfizer’s R&D capabilities, is that some of the applications from Pfizer’s specialties such as oncology may be used to develop new molecules in Allergan’s existing portfolio such as ophthalmology. Can you discuss how you believe Allergan’s current portfolio can benefit from Pfizer’s current offerings?

Mr. Saunders: At Allergan today, we employ a strategy called “Open Science.” In eye care, we have some discovery capabilities, and we also have deep development capabilities in eye care. Under the proposed merger with Pfizer, at closing, we would have significant discovery capabilities. Some of those exist today in areas like oncology or [central nervous system] that could have application to eye care R&D, but they also could be just investing in building more capabilities-to complement existing Allergan discovery capabilities.

I really do think that this particular transaction could be a huge win for the eye care community in that you could see Allergan go even deeper into investing in R&D for unmet need in eye care.

BMC: You have a long-term relationship with the eye care community, and you have said that you would like to continue to pursue opportunities for growth in this field. At the Ophthalmology Innovation Summit prior to the Pfizer merger’s being made official, you touted the 17 products currently in Allergan’s eye care pipeline. Taking an objective view of the eye care market in the near and long term and under the large umbrella of Pfizer, how big a focus will eye care be under the combined company? Do you feel ophthalmology presents a long-term opportunity for financial growth for the new Pfizer?

Mr. Saunders: Yes, I think ophthalmology and eye care will be a top therapeutic area for the combined company. We will be a global leader in eye care. We will have a deep commitment to eye care. I think you’ll see that-almost like you saw with the Actavis-Allergan merger where we took a company with a deep history and commitment to eye care and tried to elevate our game with respect to our commitment to medical education, science, and product development-I think you’re going to see that happen again and perhaps even be a larger step in support of the eye care community.

Eye care is a terrific area of medicine. Ophthalmologists and optometrists are fantastic practitioners. The new combined Allergan-Pfizer will be, as I said, a world leader, and there’s still so much unmet need. [There are] still so many people that are suffering for either known reasons or unknown reasons, and ultimately, where I’d like to see us go is from not just treating disease but curing disease. I think this combination puts the new Pfizer, the combined Allergan-Pfizer, in a position to start the dialogue around cures versus just treatment.

BMC: Will eye care be treated as its own unit under the combined company?

Mr. Saunders: It’s a bit early to say with certainty what the structure will look like, but Pfizer today operates under what are called global business units or GBUs, as they call them. Under that construct, eye care would become a global business unit and more or less run independently.

BMC: Pfizer stated that it anticipates the transaction will deliver more than $2 billion in operational synergies over the first 3 years after closing. I know it’s still early in the process and a lot of the details are still being worked out, but what can you tell me about how the current operations at Allergan will be affected, and will the ophthalmology operations continue to be located in Irvine, California?

Mr. Saunders: Yes, again, it’s a bit early to say with any certainty, but it would be very sensible to keep our eye care business centered or headquartered in Irvine, California. We would certainly keep our R&D capabilities for eye care in Irvine. While there are real synergies in $2 billion, we’d generally be looking for areas of overlap, and eye care is not an area of overlap. Outside of some R&D programs and experience in eye care, Pfizer currently doesn’t have any real commercial capabilities in eye care. So, there may be a few things that have to change, but I would analogize this to the Actavis-Allergan combination, where you didn’t see a lot of changes and you didn’t see a lot of synergies come out of the eye care team.

BMC: I wanted to ask something related to the Actavis-Allergan deal. One of the things I think a lot of the medical professionals in the ophthalmology market appreciated is the fact that Allergan retained its name following that merger. I know that it was announced that the combined company will be called Pfizer PLC, but what will become of the Allergan name? Will it remain a unit or a brand of Pfizer, or will it be eliminated?

Mr. Saunders: I think, at this early stage, anything is possible. Obviously, I understand and appreciate the value of the Allergan name, and so we will study it and do it very thoughtfully. Clearly, the company will be called Pfizer PLC, but if there’s an opportunity to preserve the [Allergan] name for good reason, I’m very open-minded to that.

BMC: In recent years, Allergan has introduced some devices, particularly in the aesthetics business. However, Pfizer is more of a traditional drug company. Do you see the possibility for the new combined company to add devices to its portfolio?

Mr. Saunders: I don’t think our strategy will change with respect to eye care as it exists today. As you know, as of late, we have moved into devices with both the XEN45 stent and the Oculeve dry eye device. We will continue to look for ways to solve for unmet need, whether it be drug or device. Obviously, we need to do things that we’re good at. Capital equipment, for example, hasn’t been an area where we’ve had tremendous experience, but if ultimately there’s an opportunity to better serve our customers and solve for unmet need through capital equipment, we would be open to that as well.

BMC: There has been a lot of discussion on a national scale about the issue of tax inversion, and many politicians have weighed in. Some are using this deal as an example of the need for tax reform, with the goal of keeping companies, and the taxes they pay, in the United States, but in an op-ed that recently appeared in USA Today, you and Ian Read made the case that the Pfizer-Allergan deal is good for America and [that] the combination will expand your ability to invest in the United States. 1 Can you expand on how you believe the deal is good for the United States?

Mr. Saunders: Yes, the combined company will have roughly 40,000 employees in the United States. We will invest the vast majority of close to a $9 billion R&D budget in the United States, and under the international tax regime, we believe we can sustain those levels of investment in doing important work in the United States. And so, we are not trying to avoid paying our taxes. The new combined company will pay all the taxes on the profits it earns in the United States. This is about putting ourselves in a competitive position, not being double taxed on foreign profits, and being able to reinvest in America without having to pay additional taxes to do things like R&D and employ 40,000 people.

BMC: Finally, as you know, a lot of innovation in ophthalmology is the result of long-term relationships between industry leaders and medical professionals, but there is some concern that, as more of the traditional ophthalmic companies such as Bausch + Lomb, Alcon, and now Allergan are becoming part of much larger companies, some of those long-term relationships, and thus the deals and innovation that come from those relationships, could be in jeopardy. What would you say to this?

Mr. Saunders: I would say it has nothing to do with whether or not these companies are part of larger companies or stand-alone companies. I think it goes to attitude and focus and priorities inside a company. I think you’re absolutely right; to be effective in eye care and some other specialty therapeutic areas, you need to be in tune with your customers. You need to understand what they need to better serve patients. You need to get their perspective on innovation and science. You need to understand where they see unmet need. Whether you’re a big company, small company, or part of a multinational company, it’s about your commitment and how you want to live up to that commitment. In my new role in this combined company, I will be 100% committed to the eye care community and making sure that we continue to improve upon our relationships with industry in a compliant, lawful way but also in a very meaningful way.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as such as “anticipate”, “target”, “possible”, potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

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